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Exhibit 99.(a)(1)(C)

SUMMARY OF TERMS

The following is a summary of terms (the "Summary") about the Offer to Exchange Outstanding Options (the "Offer Document," which, as it may be amended from time to time, constitutes the "Offer") presented in a question and answer format. We urge you to read carefully the remainder of the Offer Document and the accompanying documents because the information in this Summary is not complete. We have included references to the sections of the Offer Document where you can find a more complete description of the topics in this Summary.

Q1.
WHAT SECURITIES ARE WE OFFERING TO EXCHANGE AND WHO CAN PARTICIPATE IN THE OFFER?

  We are offering to exchange all stock options granted prior to January 5, 2002, with exercise prices equal to or greater than $5.00 per share currently outstanding under our 2000 Broad-Based Equity Incentive Plan (the "2000 Plan") or our 1989 Stock Option Plan (the "1989 Plan") (collectively, the "Plans") and held by Eligible Participants (the "Eligible Option Grants"). "Eligible Participants" are our employees, including our executive officers, as of April 8, 2003 who were not affected by the April 1, 2003 reduction in force and continue to be employed by us through the expiration date of the Offer. Our non-employee directors are not eligible to participate in the Offer. Our employees who are on active status on the date the Offer expires are Eligible Participants. In addition, our employees who are currently on medical, maternity, worker's compensation, military or other statutorily-protected leave of absence are also Eligible Participants, even if they do not return to active status before the date the Offer expires. However, an employee who is on a leave of absence for any other reason and does not return to active status before the Offer expires, or an employee whose employment with us terminates for any reason at any time before the Offer expires, is not an Eligible Participant. (See Section 1 of the Offer Document).

Q2.
WHY ARE WE MAKING THE OFFER

  Our compensation philosophy is to retain and motivate our employees through appropriate levels of cash and equity compensation. Many of our outstanding options have exercise prices that are significantly higher than the current market price of our Common Stock. For that reason, we believe that it is unlikely that our employees will exercise these options in the near future and that these options do not provide proper incentives for our employees. By making this Offer, we believe we will be able to improve employee morale and provide a proper incentive to our employees by realigning our compensation programs to more closely reflect current market and economic conditions. (See Section 2 of the Offer Document.)

Q3.
ARE THERE CONDITIONS TO THE OFFER?

  The Offer is subject to a number of general conditions, including the conditions described in Section 6 of the Offer Document, which may lead us to terminate or amend the Offer. However, if you are an Eligible Participant with Eligible Option Grants, the only conditions specific to your participation (assuming the Offer is not terminated or amended) are that you submit your Election Form before the deadline, and that you cannot exchange a fraction of the shares subject to an Eligible Option Grant. You may tender a partially exercised Eligible Option Grant so long as you tender all unexercised shares subject to such Eligible Option Grant. You should note that the Offer is not conditioned on a minimum of option holders accepting the Offer or a minimum of options being exchanged.

Q4.
HOW MANY OPTION SHARES WILL I RECEIVE IN EXCHANGE FOR THE OPTION SHARES EXCHANGED?

  If you choose to participate in the Offer under the terms described in the Offer Document, we will exchange your Eligible Option Grants for a new option (a "Replacement Option") based on the following exchange ratios depending on the exercise price of the Eligible Option Grants you tender.

Option Price	Exchange Ratio (new for old)
Greater than or equal to $5 but less than $10	1:1.5
Greater than or equal to $10 but less than $15	1:2
Greater than or equal to $15 but less than $20	1:2.5
Greater than or equal to $20	1:3

  As an example, assume that you hold two Eligible Option Grants: one Eligible Option Grant to purchase 6,000 shares of our Common Stock at an exercise price of $7.00 per share and a second Eligible Option Grant to purchase 3,000 shares of our Common Stock at an exercise price of $20.00 per share. Assume that the closing price of our Common Stock on the last day of trading before the date of the option exchange is $4.50. If you choose to participate in the Offer, in exchange for the cancellation of both your Eligible Option Grants, you will receive a replacement option of 5,000 shares (4,000 shares plus 1,000 shares) at an exercise price of $5.00 per share.

  We will issue Replacement Options under the 2000 Broad-Based Equity Incentive Plan. (See Section 8 of the Offer Document.)

Q5.
WHEN WILL I RECEIVE MY REPLACEMENT OPTION?

  We will grant Replacement Options on May 8, 2003 (or a later date if we extend the Offer). We expect to distribute your Replacement Option stock option agreement promptly following the date of grant.

Q6.
WHAT WILL BE THE TERMS AND CONDITIONS OF THE REPLACEMENT OPTIONS?

  The exercise price, expiration date and vesting schedule of the Replacement Options will be different than the Eligible Option Grants. In all other aspects, the terms and conditions of the Replacement Options will be substantially the same as the Eligible Option Grants that are exchanged. See below for a discussion of the exercise price, expiration date and vesting schedule of the Replacement Options.

Q7.
WHAT WILL BE THE EXERCISE PRICE OF THE REPLACEMENT OPTIONS?

  The Replacement Options will have an exercise price equal to the greater of $5.00 or the closing price of our Common Stock as reported on the Nasdaq National Market on the last market trading day before the date of grant. In the event that our Common Stock is not reported on the Nasdaq National Market as of such date, the exercise price will be the greater of $5.00 or the fair market value as determined by our Board of Directors. We cannot guarantee that the exercise price for your Replacement Option will be lower than the exercise price for the Eligible Option Grants that you exchange. We recommend that you obtain current market quotations for our Common Stock before deciding whether to exchange your Eligible Option Grants. (See Section 7 of the Offer Document.)

Q8.
WHEN WILL MY REPLACEMENT OPTION EXPXIRE?

  Your Replacement Option will expire at 5:00 p.m. Pacific Time, on December 31, 2008, so long as you remain employed by us.

Q9.
WHEN WILL THE REPLACEMENT OPTIONS VEST AND WHAT WILL BE THE VESTING SCHEDULE OF THE REPLACEMENT OPTIONS?

  Each Replacement Option will vest as follows: 33.34% will vest on January 1, 2004, then 2.78% will vest monthly thereafter for two years, so that it will be fully vested on January 1, 2006.

  In the event of a Change in Control, as further described in Section 8 of the Offer Document) then the vesting and exercisability of the Replacement Options will be accelerated in full; provided, however, that if such potential acceleration of the vesting and exercisability of this stock option would cause a contemplated Change in Control transaction that would otherwise be eligible to be accounted for as a "pooling-of-interests" transaction to become ineligible for such accounting treatment under generally accepted accounting principles as determined by the our independent certified public accountants prior to the Change of Control, such acceleration will not occur. (See Section 8 of the Offer Document).

Q10.
IF I HAVE INCENTIVE STOCK OPTIONS THAT ARE ELIGIBLE OPTIONS, WHAT HAPPENS IF I CHOOSE NOT TO EXCHANGE THEM IN THE OFFER?

  Choosing not to exchange your Eligible Option Grants will not subject you to U.S. Federal Income Tax. We do not believe that this Offer will change any of the terms of your Eligible Option Grants if you do not accept the Offer. However, the IRS may characterize the Offer to you as a "modification" of those Eligible Option Grants that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that such options have been modified could extend the options' holding period to qualify for favorable tax treatment and could cause a portion of such options to be treated as nonqualified stock options.

  If you choose not to exchange your Eligible Option Grants and they include incentive stock options, we recommend that you consult with your tax advisor to determine the tax consequences if you later exercise those options and sell the Common Stock that you receive upon exercise.

Q11.
HOW LONG WILL I HAVE TO WAIT TO PURCHASE COMMON STOCK UNDER MY REPLACEMENT OPTION?

  The shares subject to your Replacement Option will vest according to the vesting schedule described in Question 9, so that they are fully vested on January 1, 2006. You will be able to exercise and sell shares subject to your Replacement Option as they vest. You will not be able to exercise or sell any shares subject to your Replacement Option that have not vested.

Q12.
IF I CHOOSE TO EXCHANGE MY ELIGIBLE OPTIONS, WILL THAT DECISION AFFECT OTHER COMPONENTS OF MY COMPENSATION?

  No. Whether or not you accept or reject the Offer will not affect your compensation in the future. Your acceptance or rejection of the Offer will not result in your becoming more or less likely to receive stock option grants in the future, other than the Replacement Options.

Q13.
IF I CHOOSE TO EXCHANGE ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I EXCHANGE JUST SOME OF THEM?

  Should you choose to accept this Offer, you are not obligated to tender each Eligible Option Grant and are free to elect to tender as many or as few of the Eligible Option Grants as you wish. However, please note that you must tender all shares issuable under each particular Eligible Option Grant you wish to tender. You may tender a partially exercised Eligible Option Grant so long as you tender all unexercised shares subject to such Eligible Option Grant.

  For example, if you hold an Eligible Option Grant to purchase 1,000 shares at an exercise price of $7.00 and a second Eligible Option Grant to purchase 2,000 shares at $12.00 per share, and each Eligible Option Grant was issued prior to January 5, 2002, you can choose to exchange just the $12.00 Eligible Option Grant or just the $7.00 Eligible Option Grant. However, if you choose to exchange just the $12.00 Eligible Option Grant, you would have to exchange all 2,000 shares subject to that option. Similarly, if you choose to exchange just the $7.00 Eligible Option Grant, you would have to exchange all 1,000 shares subject to that option.

Q14.
IF I HAVE STOCK OPTIONS WITH EXERCISE PRICES BELOW $5.00 PER SHARE, WHAT HAPPENS TO THOSE OPTIONS IF I EXCHANGE ELIGIBLE OPTIONS?

  Nothing. Regardless of whether or not you choose to exchange your Eligible Option Grants under this Offer, there will be no change to your current options with exercise prices below $5.00 per share. Such options will remain subject to the same terms and conditions under the Plan and your applicable stock option agreement as existed before the Offer.

Q15.
WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

  If you accept the Offer, you will not recognize income for U.S. Federal Income Tax purposes at the time of the exchange or at the time we grant a Replacement Option to you. If you are a non-U.S. employee and you accept the Offer, please refer to Appendix A for information about the tax treatment in your country. We recommend that you consult with your tax advisor to determine the tax consequences or potential social insurance contribution consequences (for non-U.S. employees) of accepting the Offer. (See Section 12 to the Offer Document if you are a U.S. employee and Appendix A to this document entitled "Guide to International Tax Issues" if you are a non-U.S. employee).

Q16.
IF MY ELIGIBLE OPTIONS INCLUDE INCENTIVE STOCK OPTIONS, WILL MY REPLACEMENT OPTION ALSO BE AN INCENTIVE STOCK OPTION, OR WILL IT BE A NONQUALIFIED STOCK OPTION?

  All Replacement Options will be nonqualified stock options and thus not subject to the favorable tax treatment applicable to incentive stock options. See Section 12 of the Offer to Exchange for a discussion of incentive and nonqualified stock options.

Q17.
WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

  The Offer expires on May 8, 2003 at 12:00 a.m., Pacific Time, unless we extend it.

  Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 12:00 a.m., Pacific Time, on May 8, 2003. (See Section 15 of the Offer Document).

Q18.
WHAT DO I NEED TO DO?

  To accept this Offer, you must complete and sign the Election Form and deliver the Election Form to Linda Powell at Isis before 12:00 a.m., Pacific Time, on May 8, 2003 (or a later expiration date if we extend the Offer). Even if you choose not to participate in the Offer, we ask all Eligible Participants to return your Election Form. You may send the Election Form via mail, courier, hand delivery or facsimile. Linda Powell is located at our corporate headquarters at 2292 Faraday Avenue, Carlsbad, CA 92008. Linda Powell's direct facsimile number is (760) 603-4650. Election Forms must be received before 12:00 a.m., Pacific Time, on May 8, 2003 (or a later expiration date if we extend the Offer), not just mailed (or otherwise sent) by the expiration time. If Election Forms are sent by facsimile, originals should be sent by mail, courier or hand delivery as soon as possible.

  You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of the Offer Document or related documents to Linda Powell via e-mail to lpowell@isisph.com or via telephone at (760) 603-2471. You should review the Offer Document, the Election Form and all of their attachments before making your election.

  If we extend the Offer beyond May 8, 2003, then you must sign and deliver the Election Form before the extended expiration date. We may reject any Eligible Option Grant to the extent that we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend the Offer, we currently expect to accept all properly exchanged options promptly following the deadline of 12:00 a.m., Pacific Time, on May 8, 2003 (or a later expiration deadline if we extend the Offer). If you do not sign and deliver the Election Form before the Offer expires, it will have the same effect as if you rejected the Offer (See Section 3 of the Offer Document).

Q19.
DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS CHOICE TO ACCEPT OR REJECT THE OFFER?

  You may change your previous choice to accept or reject the Offer at any time before 12:00 a.m., Pacific Time, on May 8, 2003. If we extend the Offer beyond that time, you may change your previous choice at any time until the extended expiration deadline. To change your choice, you must deliver a Notice of Change in Election Form to Linda Powell before the Offer expires. If you change your choice from "reject" to "accept" you must also fill out and deliver a new Election Form. You may change your choice as many times as you want (See Section 4 of the Offer Document).

Q20.
WHAT HAPPENS TO MY OPTIONS IF I DO NOT ACCEPT THE OFFER?

  Nothing. If you do not accept the Offer, you will keep all of your current options and you will not receive a Replacement Option. No changes will be made to your current options (See Section 12 of the Offer Document for a discussion of any possible "modification" to your current incentive stock options in the event that you choose not to exchange your Eligible Option Grants).

Q21.
UNDER WHAT CIRCUMSTANCES WOULD ISIS NOT ACCEPT MY OPTIONS?

  We currently expect we will accept all Eligible Option Grants that are properly submitted for exchange and for which the choice has not been validly withdrawn. We may, however, reject any or all Election Forms, Notice of Change in Election Forms or exchanged options if we determine they were not properly executed or delivered, if we determine it is unlawful to accept the exchanged options or if certain conditions exist which in our reasonable judgment make it inadvisable to proceed with the Offer (See Section 3 of the Offer Document).

Q22.
AFTER I AM GRANTED A REPLACEMENT OPTION, WHAT HAPPENS IF THAT REPLACEMENT OPTION ENDS UP UNDERWATER?

  This Offer is a one-time offer. We do not expect to repeat this Offer in the future. Please note that unlike prior stock options granted under the Plans, which generally are valid for up to ten years from the date of initial grant (subject to continued service with Isis), your Replacement Option will expire on December 31, 2008 or approximately 66 months after the date of grant.) WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE, AND NOTHING CONTAINED IN THIS DOCUMENT OR THE OTHER DOCUMENTS YOU RECEIVE RELATING TO THIS OFFER SHOULD BE INTERPRETED IN ANY WAY AS A CLAIM RELATING TO THE FUTURE PROSPECTS OF THE PRICE OF OUR COMMON STOCK, NOR SHOULD YOU DRAW ANY INFERENCE ABOUT SUCH FUTURE PROSPECTS FROM ANYTHING CONTAINED HEREIN OR THEREIN.

Q23.
IF I AM AN ELIGIBLE PARTICIPANT EMPLOYED OUTSIDE OF THE UNITED STATES, AM I SUBJECT TO THE SAME TERMS AS DESCRIBED IN THE OFFER?

  If you are an Eligible Participant employed outside of the United States who holds Eligible Option Grants, you may participate in the Offer under the same terms as described herein. International employees should also refer to Appendix A to the Offer Document entitled "Guide to International Tax Issues" for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which you are employed.

Q24.
WHOM CAN I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

  For additional information or assistance, you should contact Linda Powell via e-mail at lpowell@isisph.com or via telephone at (760) 603-2471. In addition, there will be a company-wide meeting to present and discuss information about the Offer.

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  Exhibit 99.(a)(1)(C)
SUMMARY OF TERMS